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March 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski
John Dana Brown
Ben Phippen
John Spitz

Re:	Fidelis Insurance Holdings Limited

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted March 1, 2023

CIK No. 0001636639

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated January 18, 2023, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 (the “DRS Amendment No. 1”) to draft Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on December 14, 2022. We are also electronically transmitting for confidential submission an amended version of the DRS Amendment No. 1 (the “DRS Amendment No. 2”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the DRS Amendment No. 2. Capitalized terms used herein without definition have the meanings ascribed to them in the DRS Amendment No. 2.

General

1.

Comment: Please revise your filing to update your financial statements for compliance with Item 8 of Form 20-F. Specifically, your most recent audited financial statements are now greater than nine months old, requiring the inclusion of unaudited financial statements covering at least the first six months of your fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company respectfully advises that, in accordance with Question 101.05 of the Division of Corporation Finance, Compliance and Disclosure Interpretations, Securities Act Forms (Aug. 17, 2017) the Company omitted its consolidated financial statements (and related financial information) as of and for the six month periods ended June 30, 2022 and June 30, 2021 because these statements relate to historical periods that the Company believes will not be required to be included in the prospectus at the time the Company files this registration statement publicly. In response to the Staff’s comment, the Company has revised the disclosure on page 2 to add an Explanatory Note with this clarification. The Company intends to amend the draft Registration Statement to include, as soon as available, its audited consolidated financial statements as of and for the year ended December 31, 2022, and the Company intends to include all financial information required by Item 8 of Form 20-F prior to or at the date of the first public filing of the Registration Statement.

BRUSSELS CHICAGO FRANKF URT HOUSTON LOND ON LOS ANGE LES MILAN

NEW YORK PA LO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

Summary, page 4

2.

Comment: Refer to your response to comment 4. Please revise your disclosure here and on pages 169 and 170 to explain the range of ratings given by S&P, and disclose what the rating of BBB, given by both AM Best and S&P, indicates. In addition, disclose here the current rating by Moody’s Investors Service, and revise your disclosure here and on page 170 to include a description of the range of Moody’s Investors Service’s ratings and what the rating you received indicates. Also disclose here the rating assigned by Moody’s Investors Service after the announcement of the proposed Separation Transactions.

Response:

(a)

In response to the Staff’s comment regarding explanation of the range of ratings given by S&P, and what the ratings of BBB given by both AM Best and S&P indicate, the Company has revised the disclosure on pages 8, 43, 44, 164 and 165.

(b)

In response to the Staff’s comment regarding disclosure of the current rating by Moody’s Investors Service, and inclusion of a description of the range of Moody’s Investors Service’s ratings and what the rating given indicates, the Company has revised the disclosure on pages 8, 43, 44, 164 and 165.

(c)

In response to the Staff’s comment regarding disclosure of the rating assigned by Moody’s Investors Service after the announcement of the proposed Separation Transactions, the Company has revised the disclosure on pages 8, 43, 44, 164 and 165.

Our Commitment to Environmental, Social and Governance Matters, page 9

3.

Comment: Refer to your response to comments 8 and 21. Please disclose your direct exposure to the securities of companies deriving revenues from fossil fuels and companies in related sectors. In addition, please disclose the percentage of your total revenues that are earned from companies involved in insuring thermal coal, tar sand extractions, Arctic Oil and gas exploration and drilling and fracking operations. In this regard, we note that your underwriting restrictions require that you do not directly insure these activities or companies involved in these activities such that the products provided do not account for more than 20% of your total revenue. In addition, please clarify what you mean by “GSS bonds aligned with prevailing principles” and include the percentage of your core fixed income portfolio’s total assets under management that are invested in such bonds. Also disclose the diversity, equity and inclusion statistics that you monitor, and disclose the progress you have noted with respect to diverse candidate pools.

Response:

(a)

In response to the Staff’s comment regarding the Company’s direct exposure to the securities of companies deriving revenues from fossil fuels and companies in related sectors, the Company respectfully advises that it has underwriting guidelines in place that exclude all coverage of thermal coal (including dedicated infrastructure such as ports or railways), tar sands, Arctic Oil & gas exploration and drilling as well as fracking. The guidelines are applicable to insurance underwriting only and not to treaty reinsurance. Given that treaty reinsurance clients are only just beginning to gather information regarding revenues from fossil fuels, the Company is not able to quantify exposure at this time.

(b)

In response to the Staff’s comment regarding clarification of “GSS bonds aligned with prevailing principles” and inclusion of the percentage of the Company’s core fixed income portfolio’s total assets under management that are invested in such bonds, the Company has revised the disclosure on pages 10 and 147.

(c)	In response to the Staff’s comment regarding the diversity, equity and inclusion statistics that the Company monitors, the Company has revised the disclosure on pages 11 and 148.

Our Competitive Strengths, page 16

4.

Comment: Refer to your response to comment 10. Please disclose how you compare your exposure to historic adverse settlement issues with regards to periods of losses that predate your incorporation to that of your competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 153.

Risk Factors

Risks Relating to the Group’s Business and Industry

A downgrade or withdrawal of, or other negative action to, the Group’s financial strength rating(s), page 44

5.	Comment: Refer to your response to comment 15. Please add disclosure to address the Group’s rating by Moody’s Investors Service.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44.

If FIHL were deemed to be an investment company, page 52

6.

Comment: Refer to your response to comment 17. Please revise to briefly explain why you do not believe that you are an investment company under the U.S. federal securities laws and how FIHL intends to conduct its operations so that it will not be deemed an investment company under the Investment Company Act.

Response: In response to the Staff’s comment, the Company respectfully advises that the Company does not believe it is an investment company because the Company is not and does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

More specifically, the Company is not engaged, and does not propose to engage, primarily in the business of investing, reinvesting, owning, holding, or trading in Securities1 and does not

[1]

“Security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

own or propose to acquire Investment Securities having a Value2 exceeding 40%3 of the Value of its total assets (exclusive of Government Securities4 and Cash Items5) on an unconsolidated basis.

The Company directly owns all of the outstanding Voting Securities6 of Fidelis Insurance Bermuda Limited (“FIBL”) and Fidelis Underwriting Limited (“FUL”). FIBL owns 100% of Fidelis Europe Holdings Limited, which owns 100% of Fidelis Insurance Ireland DAC (“Fidelis Ireland”). More than 60% of the Value of the total assets (exclusive of Government Securities and Cash Items) of the Company, on an unconsolidated basis, consists of (a) Voting Securities of FIBL and FUL, indirectly, via Fidelis Europe Holdings Limited, and Fidelis Ireland, and (b) other assets that are not Securities.

FIBL FUL and Fidelis Ireland are each engaged primarily in the writing of insurance and the reinsurance of risks on insurance underwritten by insurance companies;

For the twelve month period ended December 31, 2022, the vast majority of the assets of each of FIBL, FUL and Fidelis Ireland were utilized in, or otherwise related to, the writing of insurance or the reinsurance of risks on insurance agreements, in the sense that they represented either insurance reserves that the company has established or capital and surplus which is required to enable the company to conduct its business as a reinsurer.

Fidelis intends to continue to conduct its operations in the same manner as described above and as such will not be deemed an investment company under the Investment Company Act.

Performance Measures and Non-U.S. GAAP Financial Measures

Operating Net Income, RoE, Operating RoE, and Steady State RoE, page 122

7.

Comment: Refer to your response to comment 20. Please revise your filing to remove all references to non-GAAP measures calculated based upon a “Steady State” as we continue to believe that these measures constitute tailored accounting principles that are misleading. Refer

[2]	“Value” means:
•

in the case of Securities owned at the end of the last preceding fiscal quarter having readily available market quotations, the market value at the end of such quarter (market value means the closing sales price or, if not traded on that day, the mean of the bid and asked prices as of the close);

•	in the case of other Securities and assets owned at the end of the last preceding fiscal quarter, the fair value at the end of such quarter, as determined in good faith by the board of directors; and
•	in the case of other assets and Securities acquired since the end of the last preceding fiscal quarter, cost.

Notwithstanding the fact that market quotations for Securities issued by Controlled companies are available, the board of directors of such company may in good faith determine the value of such Securities, provided that the value so determined is not in excess of the higher of market value or asset value in the case of Majority-Owned Subsidiaries, and is not in excess of market value in the case of other entities Controlled by such company.

Where a company’s board of directors has failed to make a formal determination of value, the SEC has usually looked to book value. It is generally permissible to write up assets, assuming there is a legitimate justification for doing so. Objective support for a valuation is necessary.

[3]

Section 3(a)(1)(C) of the Investment Company Act defines an “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government Securities and Cash Items) on an unconsolidated basis.

[4]

“Government Security” means any Security issued or guaranteed as to principal or interest by the United States, or by a person Controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.

[5]

“Cash Items” includes cash, coins, paper currency, demand deposits with banks, timely checks of others, cashier checks, certified checks, bank drafts, money orders, travelers checks, letters of credit, and shares of an investment company registered under the 1940 Act that holds itself out as a money market fund and seeks to comply with Rule 2a-7 under the 1940 Act.

[6]	“Voting Security” means any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout DRS Amendment No. 1 to remove references to “Steady State.”

Certain Regulatory Considerations, page 226

8.

Comment: Refer to your response to comment 31. We note that for the year ended December 31, 2021, your GPW generated for exposures in Asia was 9.4%. Please revise to disclose regulations related to your business operations in Asia or tell us why you do not believe this is necessary.

Response: In response to the Staff’s comment, the Company respectfully advises that the Company’s licensed insurance operating subsidiaries writing business in Asia — FIBL in Bermuda, FIID in Ireland and FUL in the UK — are each regulated in their respective jurisdiction of incorporation as providers of insurance or reinsurance, and (other than as may be required pursuant to the relevant license, details of which are disclosed on page 239 of the Registration Statement) are not subject to additional regulation in the jurisdictions of the location of the (re)insured risks in Asia. More specifically, each licensed insurance operating subsidiary has operated offshore when underwriting these risks, and has sought to utilize certain available exemptions from regulation (where applicable) or has obtained a license.

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011-44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro

5